Exhibit 99.3

TD BANK GROUP DECLARES DIVIDENDS

(all amounts in Canadian dollars)

TORONTO – November 29, 2018 - The Toronto-Dominion Bank (the Bank) today announced that a dividend in an amount of sixty-seven cents (67 cents) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending January 31, 2019, payable on and after January 31, 2019, to shareholders of record at the close of business on January 10, 2019.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the “Plan”).

Under the Plan, the Bank has the discretion to either purchase the additional common shares in the open market or issue them from treasury. If issued from treasury, the Bank may decide to apply a discount of up to 5% to the Average Market Price (as defined in the Plan) of the additional shares. For the January 31, 2019 dividend, the Bank will issue the additional shares from treasury, with no discount.

Registered holders of record of the Bank’s common shares wishing to join the Plan can obtain an Enrolment Form from AST Trust Company (Canada) (1-800-387-0825) or on the Bank’s website, www.td.com/investor/drip.jsp. In order to participate in the Plan in time for this dividend, Enrolment Forms for registered holders must be received by AST Trust Company (Canada) at P.O. Box 4229, Postal Station A, Toronto, Ontario, M5W 0G1, or by facsimile at 1-888-488-1416, before the close of business on January 9, 2019. Beneficial or non-registered holders of the Bank’s common shares wishing to join the Plan must contact their financial institution or broker for instructions on how to enroll in advance of the above date.

The Bank also announced that dividends have been declared on the following Non-Cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after January 31, 2019, to shareholders of record at the close of business on January 10, 2019:

●	Series 1, in an amount per share of $0.24375;

●	Series 3, in an amount per share of $0.2375;

●	Series 5, in an amount per share of $0.234375;

●	Series 7, in an amount per share of $0.225;

●	Series 9, in an amount per share of $0.23125;

●	Series 11, in an amount per share of $0.30625;

●	Series 12, in an amount per share of $0.34375;

●	Series 14, in an amount per share of $0.303125;

●	Series 16, in an amount per share of $0.28125;

●	Series 18, in an amount per share of $0.29375; and

●	Series 20, in an amount per share of $0.4555.

The Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending January 31, 2019 and all future dividends will be eligible dividends unless indicated otherwise.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 12 million active online and mobile customers. TD had CDN$1.3 trillion in assets on October 31, 2018. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For more information contact:	Annette Galler Senior Legal Officer, Corporate Legal Department – Shareholder Relations (416) 944-6367 Toll free 1-866-756-8936

Julie Bellissimo Media Relations, Corporate & Public Affairs (416) 965-6050